Exhibit 99.1

Press release

alstria is to pay out a dividend of 52 cents per share

•	Use of net income for the year, amounting to EUR 28.5 million
•	Shareholders offered the option to exchange their cash dividend for shares
•	Tax-free dividend for shareholders resident in Germany

Hamburg, June 11, 2009 – alstria office REIT-AG (symbol: AOX, ISIN: DE000A0LD2U1), an Hamburg-based internally managed Real Estate Investment Trust (REIT) solely focused on acquiring, owning and managing office real estate in Germany uses its net income for the fiscal year 2008, amounting to EUR 28.5 million, to pay out a dividend of EUR 0.52 per share. This resolution was adopted at the company's ordinary Annual General Meeting held in Hamburg on June 10, 2009. The share will trade ex-dividend as of today.

Shareholders will be entitled for the first time to exchange their cash dividend for a stock dividend (Offer). The shares offered in exchange for the dividend will be valued at a discount of at least 20% on the average XETRA closing price of the 16th, 17th and the 18th of June 2009. The final price and discount will be published on the 19th of June 2009.

Dividend claims of shareholders that have not opted for the stock dividend by June 24, 2009 will be paid out on June 29, 2009. The shareholders who have opted for the stock dividend will receive their shares and – in case of an oversubscription of the offer – the partial payout on July 6, 2009. Shareholders who are tax resident in Germany are fully exempt from taxes on this year´s dividend payment by alstria.

Shareholders who want to opt for the stock dividend should get in touch with their custodian bank or can contact alstria for further details.

Information on the alstria dividend available on the Internet
Please note the detailed information on the dividend payout (offer, dividend announcement, tax notices, etc.) on our website www.alstria.com website (under "Investor Relations" – "General Meeting").

Notice to US shareholders:
The Offer is made for the securities of a foreign company. The Offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment. The offer is addressed solely to the shareholders of alstria office REIT-AG.

About alstria:
alstria office REIT-AG (alstria) is an internally managed real estate investment trust (REIT) focused solely on acquiring, owning and managing office real estate in Germany. alstria was founded in January 2006 and converted into the first German REIT in October 2007. The company is headquartered in Hamburg.

alstria owns a diversified portfolio of office properties in prime locations throughout Germany. alstria's current portfolio comprises 89 properties with an aggregate lettable space of approximately 944,000 m2 and is valued at roughly EUR 1.8 billion.

alstria's strategy is based on active building and portfolio management as well as on establishing and maintaining close, long-term relationships with tenants and key decision makers. In the process, alstria focuses on creating sustained and lasting property values.

For further information, please see:	www.alstria.com
http://alstria.blogspot.com

Contact at alstria office REIT-AG:
André Bense
Manager PR | IR
Tel.: +49 - 40 - 226 341 329
Fax: +49 - 40 - 226 341 310
E-Mail: pr@alstria.de

Disclaimer:

This release constitutes neither an offer to sell nor a solicitation of an offer to buy any shares. As far as this press release contains forward-looking statements with respect to the business, financial condition and results of operations of alstria office REIT-AG (alstria), these statements are based on current expectations or beliefs of alstria's management. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or performance of the Company to differ materially from those reflected in such forward-looking statements. Apart from other factors not mentioned here, differences could occur as a result of changes in the overall economic situation and the competitive environment – especially in the core business segments and markets of alstria. Also, the development of the financial markets and changes in national as well as international provisions particularly in the field of tax legislation and financial reporting standards could have an effect. Terrorist attacks and their consequences could increase the likelihood and the extent of differences. alstria undertakes no obligation to publicly release any revisions or updates to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.